NEFF CORPORATION

3750 NW 87th Avenue, Suite 400

Miami, Florida 33178

(305) 513-3350

September 7, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Neff Corporation

Registration Statement on Form S-3 filed August 15, 2016,

as amended by Amendment No. 1 thereto filed September 1, 2016

File No. 333-213140 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Neff Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 9:00 a.m., Eastern Time, on Friday, September 9, 2016, or as soon thereafter as is practicable.

In making its request, the Company acknowledges that:

(i)

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Esther Moreno at Akerman LLP at (305) 982-5519 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Mark Irion
Mark Irion
Chief Financial Officer

Cc:                             David Korvin (Securities and Exchange Commission)